UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 30, 2015

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-203096) OF TATA MOTORS LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.	Description

1.1	Underwriting Agreement, among Tata Motors Limited, Citigroup Global Markets Private Limited, Credit Suisse Securities India Private Limited, DSP Merrill Lynch Limited, HSBC Securities and Capital Markets (India) Private Limited, ICICI Securities Limited, J.P. Morgan India Private Limited, Kotak Mahindra Capital Company Limited and SBI Capital Markets Limited, dated March 26, 2015

1.2	Deed of Accession cum Amendment Agreement dated March 26, 2015, among Tata Motors Limited, HDFC Bank Limited and Citigroup Global Markets Private Limited, Credit Suisse Securities India Private Limited, DSP Merrill Lynch Limited, HSBC Securities and Capital Markets (India) Private Limited, ICICI Securities Limited, J.P. Morgan India Private Limited, Kotak Mahindra Capital Company Limited and SBI Capital Markets Limited

5.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to the validity of the Ordinary Shares and ‘A’ Ordinary Shares

99.1	Letter of Agreement between Georgeson Inc. as Information Agent and Tata Motors Limited, dated March 27, 2015

99.2	Form of Rights Agency Agreement, by and between Tata Motors Limited and Citibank, N.A.

99.3	Form of Letter to Beneficial Owners of American Depositary Shares of Tata Motors Limited

99.4	Form of Instructions Booklet for Tata Motors Limited ADS Subscription Form for ADS Rights to Purchase ADSs of Tata Motors Limited

99.5	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees which are holders of American Depositary Shares of Tata Motors Limited

99.6	Notice of Guaranteed Delivery for ADS Subscription Forms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)

Date: March 30, 2015

	By:	/s/ Hoshang K. Sethna
	Name:	Hoshang K. Sethna
	Title:	Company Secretary